INTRENET, INC.
STATEMENT RE: COMPUTATION
OF PER SHARE EARNINGS

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
                                                    Three Months Ended March 31,
                                                        1996               1995
Weighted average shares outstanding during period     13,215,624         9,566,780


Assumed exercise of options and warrants                 204,545           619,267


Shares assumed for fully diluted earnings per share   13,420,169        10,186,047


Earnings for the period:
    ($ in Thousands)

    Net earnings                                      $   (1,474)       $      263


Earnings per common and common
      equivalent share:

      Primary:                                        $    (0.11)       $     0.03



      Fully diluted:                                  $      N/A        $      N/A




                                                                       Exhibit 11



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